June 8, 2015

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Context Fundamental Value Long/Short Fund File Numbers 333-202134/811-23031

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Context Fundamental Value Long/Short Fund please find: (i) a copy of the Context Fundamental Value Long/Short Fund Investment Company Blanket Bond No. 596432263 (the “Fidelity Bond”) issued by Continental Insurance Company in the amount of $400,000; (ii) a copy of the Joint Insured Bond Agreement, entered into on February 18, 2015 pursuant to paragraph (f) of the Rule; and (iii) a secretary’s certificate certifying the resolutions approved via a written consent of the Board of Trustees (“Trustees”) on February 18, 2015, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Fidelity Bond.

If the Trust had not been named a co-insured under this Bond, it would have maintained a single insured bond in the amount of $50,000 as required under paragraph (d) of the Rule.

The Trust paid the premium of $1,500 for the period commencing January 28, 2015 and ending January 28, 2016. The trust was allocated to pay 0% ($0) of the premium

Respectfully submitted,

/s/Vicki S. Horwitz
Vicki S. Horwitz
Secretary to the Registrant